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   FORM 4           U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
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---    Check this box if no longer
    subject to Section 16. Form 4 or
    Form 5 obligations may
    continue.  See instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
              Section 17(a) of the Public Utility Holding Company
        Act of 1935 or Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

     Select Medical Corporation
     4718 Old Gettysburg Road, PO Box 2034
     Mechanicsburg, PA  17055

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2. Issuer Name and Ticker or Trading Symbol

     Intensiva HealthCare Corporation
     (NASDAQ: IHCC)

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3.  I.R.S. or Social Security Number of
    Reporting Person (Voluntary)

     23-2872718

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4.  Statement for Month/Year

     12/98

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5.  If Amendment, Date of Original
     (Month/Year)

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6. Relationship of Reporting Person to
   Issuer (Check all applicable)

     Director             X 10% Owner
     Officer (give          Other (specify
              title below          below)

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

Table I-Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned

------------------------------------------


1.  Title of Security    2. Trans-   3. Trans-     4. Securities Acquired (A)          5. Amount of     6. Owner-   7. Nature
   (Instr. 3)               action      action         or Disposed of (D)                 Securities       ship        of In-
                            Date        Code                                              Beneficially     Form:       direct Bene-
                                      (Instr. 8)     (Instr. 3, 4 and 5)                  Owned at End     Direct      ficial Owner-
                                                                                          of Month         (D) or      ship
                                                                                          (Instr. 3 and    Indirect    (Instr. 4)
                                                                                           4)              (I)
                                                                                                           (Instr. 4)


                          (Month/    Code     V        Amount      (A) or      Price
                           Day/                                    (D)
                           Year)
-----------------------------------  -----  -----    ------------   -------   ------   ----------     ----------   ----------

    Common Stock           12/18/98    J             9,619,379(1)     A       (1)           (1)           (1)          (1)


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.        (Over)
                    (Print or Type Response)



 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)



1. Title of    2. (Conver- 3. Trans-  4. Transac- 5. Number  6. Date        7. Title     8. Price  9. Number   10. Own-   11. Na-
   Derivative     sion or     action     tion        of         Exer-          and          of        of           ership     ture
   Security       Exercise    Date       Code        Deriv-     cisable        Amount       Deriv-    Deriv-       Form       of In-
   (Instr. 3)     Price of    (Month/    (Instr.     ative      and Ex-        of           ative     ative        of         direct
                  Deriv-      Day/        8)         Secur-     pira-          Under-       Secur-    Secur-       De-        Bene-
                  ative       Year)                  ities      tion           lying        ity       ities        riva-      ficial
                  Security                           Ac-        Date           Secur-       (Instr.   Bene-        tive       Owner-
                                                     quired     (Month/        ities         5)       ficially     Secu-      ship
                                                     (A) or     Day/)         (Instrs.                             rity:     (instr.
                                                     Dis-       Year)          3 and                                          4)
                                                     posed                     4)
                                                     of (D)
                                                     (Instrs.
                                                     3, 4,
                                                     and 5)
                                                                                                      Owned       Direct
                                                              Date    Expi-                           at End      (D) or
                                                              Exer-   ration  Title Amount            of          Indi-
                                                             cisable  Date          Number            Month       rect (I)
                                                                                    of                (Instr.     (Instr. 4)
                                                                                    Shares            4)

                                         Code V    (A)(D)

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     Explanation of Responses:

(1)  On December 18, 1998,  Select  Medical of  Mechanicsburg,  Inc.  ("Purchaser"),  a wholly owned  subsidiary  of Select  Medical
     Corporation  ("Parent"),  was merged with and into Intensiva HealthCare  Corporation  ("INTENSIVA") in accordance with Sections
     253(d) and  262(d)(2)  of the General  Corporation  Law of the State of  Delaware.  In this  merger,  shares of common stock of
     INTENSIVA, par value $0.001 per share ("INTENSIVA Common Stock"), held by Purchaser or Parent (9,619,379 shares) were canceled, and each share of INTENSIVA Common Stock (other than shares held in the treasury of INTENSIVA or owned by Purchaser,  Parent or any wholly owned subsidiary of Parent or INTENSIVA or shares held by stockholders  exercising their statutory appraisal rights)
     was converted into the right to receive $9.625 in cash. The 1,000 shares of common stock of Purchaser  outstanding  immediately prior to the  effective  time of the merger were  converted  into 1,000  shares of common  stock of  INTENSIVA,  the  surviving corporation,  to constitute the only outstanding shares of capital stock of INTENSIVA.  As a result of the merger,  Parent owns
     1,000 shares of common stock of INTENSIVA, representing 100% of the outstanding common stock of the surviving corporation.

                                                   /s/ Michael E. Tarvin                1/8/99

                                                       Michael E. Tarvin                 Date
                                                       Vice President,
                                                       General Counsel and
                                                       Secretary


**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient,  see Instruction 6 for procedure.



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